Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1

TO

BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), is made as of September 26, 2025 (the “Effective Date”) by and among Forbes & Manhattan Resources Inc., a corporation incorporated under the laws of the Province of Ontario (the “Assignor”), Papaya Growth Opportunity Corp. I, a Delaware corporation formed as a special purpose acquisition company (“SPAC”), F&M Merger Sub 1 Inc., a Delaware corporation (“Merger Sub”), and 2744026 Alberta Ltd., a corporation incorporated under the laws of the Province of Alberta (the “Company” or “Assignee”). The Assignor, SPAC, Merger Sub and the Company are sometimes collectively referred to herein as the “Parties”, and each individually as a “Party”.

RECITALS

WHEREAS, the Parties (other than Assignee) are parties to that certain Business Combination Agreement dated as of April 21, 2025 (the “BCA”; capitalized terms not otherwise defined in this Amendment have the meanings given to such terms in the BCA);

WHEREAS, pursuant to Section 10.4 (Assignment) of the BCA, Assignor wishes to assign and transfer to Assignee, and Assignee wishes to accept and assume from Assignor, all of Assignor’s right, title and interest in the BCA and all of Assignor’s liabilities, agreements, obligations, rights and duties in, under, and arising from the BCA from the Effective Date onwards;

WHEREAS, it is consistent with the Parties’ interests to recognize Assignee as the successor party to the BCA from the Effective Date onwards and release Assignor from any and all liabilities, agreements, obligations, rights and duties in, under and arising from the BCA following the Effective Date;

WHEREAS, the Parties wish to release Merger Sub from any and all liabilities, agreements, obligations, rights and duties in, under and arising from the BCA; and

WHEREAS, the parties hereto wish to amend the BCA pursuant to Section 10.11 (Amendments) thereof as hereinafter set forth.

AGREEMENT

NOW THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.     Amendments to the BCA.

(a)     The fifth paragraph of the Recitals is deleted in its entirety.

(b)     Each reference to “Forbes & Manhattan Resources Inc.” or “the Company” in the BCA shall be hereby deemed to be a reference to Assignee.

(c)     Each reference to “Company Equityholder” in the BCA shall be hereby deemed to be a reference to “Company Shareholder”.

(d)     Each reference to “F&M Company” or “F&M Companies” in the BCA shall be hereby deemed to be a reference to “Group Company” or “Group Companies” (as defined in this Amendment), respectively.

(e)     Section 1.1 of the BCA is hereby amended as follows:

(i)      The following definitions are added:

““ABCA” means the Business Corporations Act (Alberta)”

““Nimofast Transaction” means the transaction contemplated between Questerre Energy Corporation and Nice Capital Holding Ltda. pursuant to which Nice Capital Holding Ltda. shall invest into the Company or an Affiliate thereof, by acquiring up to 50% of the existing Company Shares or up to 49% of Forbes Resources Brazil Holding S.A. plus a minority interest in the Company.”

(ii)     The definition of “Alternative Transaction” is hereby amended by the insertion of the words “and the Nimofast Transaction” after the word “Transactions” and before “concerning the sale or transfer…” in clause (a).

(iii)     The definition of “Ancillary Agreements” is hereby amended and restated in its entirety as follows:

““Ancillary Agreements” means, collectively, (a) the Sponsor Support and Exchange Agreement, (b) the Lock-Up Agreement, (c) the Registration Rights Agreement and (d) the Warrant Assignment Agreement.”

(iv)     The definition of “Company Disclosure Letter” is hereby deleted in its entirety.

(v)     The definition of “Company Equityholder” is hereby deleted in its entirety.

(vi)     The definition of “Company Governing Documents” is hereby amended and restated in its entirety as follows:

““Company Governing Documents” means the Certificate of Incorporation of the Company, dated as of September 5, 2025;”

(vii)       The definition of “Company Interest” is hereby deleted in its entirety.

(viii)     The definition of “Company RSU” is hereby deleted in its entirety.

(ix)     The definition of “Company Shares” is hereby amended and restated in its entirety as follows:

““Company Shares” means the Class A common voting shares of the Company.”

(x)     The definition of “F&M Company” is hereby deleted in its entirety.

(xi)     The definition of “Fully-Diluted Company Shares” is hereby amended and restated in its entirety as follows:

““Fully-Diluted Company Shares” means the sum, without duplication, of the total number of issued and outstanding Company Shares as of immediately prior to the Merger Effective Time.”

(xii)       The definition of “OBCA” is hereby deleted in its entirety and each reference to OBCA in the BCA shall be hereby deemed to be a reference to “ABCA” (as defined in this Amendment).

(xiii)     A new definition of “Group Company” is hereby inserted and shall read as follows:

““Group Company” means the Company and its direct and indirect Subsidiaries (other than Merger Sub).”

(xiv)     The definition of “Shareholder Support Agreement” is hereby deleted in tis entirety.

(f)     Article III of the BCA is deleted in its entirety and replaced with the following;

“ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to SPAC that each of the following statements is true, correct and complete as of the Effective Date and as of the Closing Date (or, if such representations and warranties are made with respect to a certain date, as of such date):

3.1    Organization, Good Standing, Corporate Power and Qualification

“(a) The Company is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation. The Company has the requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted, to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder. The Company is presently qualified to do business and in good standing in each jurisdiction in which it is required to be so qualified and in good standing. Prior to the Effective Date, the Company has made available to SPAC accurate and complete copies of the Company Governing Documents, in each case as amended to date and in effect as of the Effective Date.

3.2    Due Authorization. All corporate action on the part of the Company and its respective directors, officers and shareholders necessary for the (a) authorization, execution and delivery by it of this Agreement and the Ancillary Agreements to which it is or will be a party, (b) consummation of the Transactions and (c) performance of its obligations hereunder or thereunder has been taken or will be taken at or prior to the Closing, subject to (i) receipt of Nice Capital Holding Ltda.’s approval upon determining the final structure of the Nimofast Transaction (the “Nimofast Approval”), (ii) the filing of the Merger Filing Documents and (iii) the receipt of the Regulatory Approvals. This Agreement and the Ancillary Agreements to which the Company or New Merger Sub is or will be a party (assuming due authorization, execution and delivery by each other party thereto) constitute valid and binding obligations of the Company or New Merger Sub, as applicable, enforceable against the Company or New Merger Sub, as the case may be, in accordance with their respective terms, except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and (B) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies or by general principles of equity (the exceptions set forth in clauses (A) and (B), collectively, the “Enforceability Exceptions”).

3.3    Non-Contravention. The Company is not in material violation of any term of the Company Governing Documents. The Company is not in violation of any term or provision of any Governmental Order to which it is party or by which it is bound which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is or will be a party and the performance of its obligations hereunder and thereunder will not result in, by the giving of notice, the lapse of time or otherwise, (a) any violation of, conflict with, require any consent, filing, notice, waiver or approval or constitute a default under (i) its Governing Documents, (ii) any Contract to which it is a party or by which its assets are bound or (iii) any applicable Law, Permit or Governmental Order (subject in each case to obtaining the approval of the Company Board, the Nimofast Approval and the Merger Sub Shareholder Approval, filing of the Merger Filing Documents and receipt of the Regulatory Approvals), or (b) the creation of any Lien upon any of its the properties or assets (other than Permitted Liens), except, in the case of clauses (a)(ii), (a)(iii) and (b), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.4     Capitalization.

(a)    As of the Effective Date, the issued and outstanding share capital of the Company consists of an unlimited number of Company Shares, an unlimited number of Class B common voting shares, an unlimited number of Class C common voting shares and an unlimited number of Preferred Shares, of which 100 Company Shares are issued and outstanding as of the date hereof. As of the Effective Date, other than pursuant to the Nimofast Transaction, there are no other Company Interests authorized, reserved for issuance, issued or outstanding.

(b)    There are no issued and outstanding options or warrants to purchase Company Shares.

(c)    All outstanding Company Shares and all outstanding shares of each Subsidiary of the Company have been issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all pre-emptive rights and other requirements set forth in applicable contracts to which the Company or any Subsidiary of the Company is a party.

(d)    All of the issued and outstanding Company Shares have been duly authorized and allotted as fully paid. Other than in connection with the Nimofast Transaction, the Company Shares are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company Governing Documents or any Contract to which the Company is a party or otherwise bound; and the Company Shares are free and clear of any Liens, other than Permitted Liens.

(e)    Other than pursuant to the Nimofast Transaction, the Company has not issued or granted, and is not otherwise bound by or subject to, any subscriptions, options, warrants, rights or other securities (including debt securities) convertible, exercisable or exchangeable for Company Shares, any commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares.

3.5     Subsidiaries. The Company has no Subsidiaries other than Forbes Resources Brazil Holding SA, Parana Xisto SA and PX Energy Canada Inc. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability company, association or other business entity.

3.6    Proxy/Registration Statement. The information supplied by the Company for inclusion or incorporation by reference in the Proxy/Registration Statement or any current report of SPAC on Form 8-K shall not, (a) in the case of the Proxy/Registration Statement, on the effective date of the Proxy/Registration Statement, (b) in the case of the Proxy/Registration Statement or any current report of SPAC on Form 8-K, when filed, made available, mailed or distributed, as the case may be, or (c) in the case of the Proxy/Registration Statement, at the time of the SPAC Shareholder Meeting and the Merger Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or any holder of SPAC Shares.

3.7    No Additional Representations or Warranties.

(a)    Except as provided in this Article III or in the case of fraud, (i) none of the Group Companies, any of their Affiliates or any of their equityholders, partners, members or Representatives has made, or is making, any representation or warranty whatsoever to SPAC, its Subsidiaries or the holders of SPAC Shares; (ii) the Group Companies hereby expressly disclaims and negates, to the fullest extent permitted by applicable Law, any other representation or warranty whatsoever (whether at Law or in equity), and any statement, information, opinion, projection or advice made, communicated or furnished (orally or in writing) to SPAC, its Subsidiaries or their respective Representatives with respect to the Group Companies or any of its Affiliates, their respective equityholders, partners, members or Representatives, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or made available to SPAC, its Affiliates or any of their respective Representatives by, or on behalf of, the Group Companies or any of its Affiliates, whether orally or in writing, in any confidential information memoranda, any actual or virtual “dataroom”, management presentation, due diligence discussion or in any other form in contemplation of the Transactions; and (iii) neither the Group Companies nor any of its Affiliates or any of their respective equityholders, partners, members or Representatives shall be liable in respect of the accuracy or completeness of any information provided to SPAC, its Subsidiaries or the Sponsor or their respective Affiliates.

(b)    Without limiting the generality of this Section 3.7, except as provided in this Article III or in the case of fraud, none of the Group Companies or any other Person on behalf of the Group Companies has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Group Companies (including the reasonableness of the assumptions underlying any of the foregoing), or the probable success or profitability of the Group Companies, whether or not included in any management presentation or in any other information made available to SPAC, its Affiliates or any of their respective Representatives or any other Person, and, except as provided in this Article III or in the case of fraud, any such representations or warranties are expressly disclaimed.

(c)    Except as provided in this Article III or in the case of fraud, SPAC is not relying on any representation or warranty, oral or written, express or implied whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Group Companies as conducted after the Closing.”

(g)     Article V of the BCA is hereby deleted in its entirety and replaced with the following:

“ARTICLE V COVENANTS OF THE COMPANY

5.1    Company Conduct of Business. Except (i) as expressly permitted by this Agreement or the Ancillary Agreements, (ii) as required by applicable Law, any Governmental Authority or any Contract to which any Group Company is a party, (iii) pursuant to the Nimofast Transaction, (iv) for the incurrence of Company Transaction Expenses; (v) as conducted in the Ordinary Course or (vi) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied and shall be deemed given if SPAC has not affirmatively denied consent in writing within five (5) Business Days of receipt of the Company’s written request for consent), from the Effective Date through the earlier of the Closing or the valid termination of this Agreement pursuant to Article IX (the “Interim Period”), the Company shall not, and shall cause the other Group Companies and Merger Sub to not:

(i)    Change or amend the Governing Documents of the Company or Merger Sub;

(ii)    Make or declare any dividend or distribution to its shareholders or make any other distributions in respect of its capital stock or equity interests;

(iii)    Split, subdivide, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of any Group Company or Merger Sub’s capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(iv)    Purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests, except for transactions between the Company and any wholly-owned Subsidiary of the Company;

(v)    Adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, merge or consolidate with any Person or be acquired by any Person, or file for bankruptcy;

(vi)    Limit the right of any Group Company to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(vii) Issue any additional interests of any Group Company or Merger Sub or securities exercisable for or convertible into Group Company or Merger Sub equity interests; or grant any options, warrants, convertible equity instruments or other equity-based awards that relate to the equity of any Group Company; or

(ix) Enter into any agreement or otherwise make a binding commitment to do any action prohibited under this Section 5.1.

5.2    D&O Indemnification and Insurance.

(a)    The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of SPAC (the “SPAC D&O Indemnified Parties”) as provided in SPAC Governing Documents as in effect on the Effective Date, or under any indemnification, employment or other similar agreements between any SPAC D&O Indemnified Parties and SPAC in effect on the Effective Date, shall survive the Closing and continue in full force and effect in accordance with its terms to the extent permitted by applicable Law. For a period of six (6) years after the Merger Effective Time, the Company shall cause the Governing Documents of the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to SPAC D&O Indemnified Parties than are set forth as of the date of this Agreement in the SPAC Governing Documents to the extent permitted by applicable Law. The provisions of this Section 5.2 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the SPAC D&O Indemnified Parties and their respective heirs and representatives.

(b)    The Company shall, or shall cause the Surviving Corporation to, obtain and fully pay the premium for a “tail” insurance policy (the “D&O Tail Insurance”) that provides coverage for up to a six (6) year period from the Closing Date, for the benefit of the directors and officers of the Surviving Corporation and SPAC (the “D&O Indemnified Parties”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that in no event shall the Company or the Surviving Corporation be required to expend for such policies pursuant to this Section 5.2(b) an annual premium amount in excess of $400,000. The Company shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other parties to honor all obligations thereunder.

5.3    No Trading in SPAC Stock. The Company acknowledges and agrees that it is aware of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and OTC promulgated thereunder or otherwise and other applicable Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of SPAC (except with the prior written consent of SPAC), take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.4    Anti-Takeover Matters. During the Interim Period, the Company shall not adopt any shareholder rights plan, “poison pill” or similar anti-takeover instrument or plan in effect to which any Group Company would be or become subject, party or otherwise bound.

5.5    Financial Statements.

(a) By no later than June 30, 2026, the Company will deliver to SPAC the necessary annual and interim financial statements prepared in conformity with IFRS, audited or reviewed, as required in accordance with PCAOB standards and including the notes thereto and the report of a qualified and recognized independent accountant, for inclusion in the Proxy/Registration Statement.

(b) During the Interim Period, the Company will deliver to SPAC its unaudited quarterly financial statements concurrently with the delivery of the same to its parent company and/or to Nice Capital Holding Ltda.

5.6    Regulation S-K 1200. By no later than March 31, 2026, the Company will deliver to SPAC, for inclusion in the Proxy/Registration Statement, all documents and information as required by Item 1200 of Regulation S-K of the Exchange Act, as would comply with the requirements of Regulation S-K for the Company’s material operations and for each property that is material to the Companies’ business and financial condition and that must be filed with the Proxy/Registration Statement.”

(h)     The BCA is hereby amended by the addition of the following section under Article VI:

“6.5 No Trading in Questerre Stock. The SPAC acknowledges and agrees that it is aware of the restrictions imposed by Canadian securities Laws and the rules and regulations of the securities commissions and the Toronto Stock Exchange promulgated thereunder or otherwise and other applicable Laws on a Person possessing material nonpublic information about a publicly traded company. The SPAC hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Questerre Energy Corporation (except with the prior written consent of the Company), take any other action with respect to Questerre Energy Corporation in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

(i)      Section 9.1(e) of the BCA is hereby amended and restated in its entirety as follows:

“(e) By written notice to the Company from SPAC if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 8.2(a) and Section 8.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to fifteen (15) days after receipt by the Company of notice from SPAC of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Company’s obligations specified in Section 5.5(a) or Section 5.6 are not timely satisfied, as applicable (a “Terminating Company Reporting Breach”), except that, if any such Terminating Company Reporting Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after such breach (the “Company Reporting Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Reporting Breach is not cured within the Company Reporting Cure Period, or (iii) the Closing has not occurred on or before December 31, 2026, or such later date if such date is extended in accordance with the SPAC Charter (the “Outside Date”) other than as a result of a material breach of this Agreement by SPAC;”

(j)      Section 10.3 of the BCA is hereby amended and restated in its entirety as follows:

“10.3 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by email during normal business hours at the location of the recipient, and otherwise on the next following Business Day, addressed as follows:

If to SPAC, to:

Papaya Growth Opportunity Corp. I
3500 South Dupont Highway, Suite HX-102

Dover, DE 19901
E-mail: clay@papayagrowth.com

Attention: Clay Whitehead

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, New York 10017
Email: alan.annex@gtlaw.com; adam.namoury@gtlaw.com
Attention: Alan Annex; Adam Namoury

If to the Company, to:

2744026 Alberta Ltd.
c/o Questerre Energy Corporation
Suite 1650, 801 – 6th Avenue SW
Calgary, Alberta T2P 3W2

Michael Binnion

Email: mbinnion@questerre.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1900, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R8
Email: spearson@blg.com
Attention: Steven Pearson

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.”

2.     Merger Sub.

(a)     Assignee agrees that it shall, promptly after the date hereof, incorporate a wholly-owned direct Subsidiary in the State of Delaware (such Subsidiary, “New Merger Sub”) with the intent that New Merger Sub shall assume any and all liabilities, agreements, obligations, rights and duties of Merger Sub in, under and arising from the BCA and any other documents or instruments delivered pursuant thereto. Assignee agrees that it shall (and the other Parties shall cooperate with Assignee to), promptly following the incorporation of New Merger Sub, execute any and all such documents as shall be reasonably necessary to appropriately reflect the assumption by New Merger Sub of any and all liabilities, agreements, obligations, rights and duties of Merger Sub in, under and arising from the BCA and any other documents or instruments delivered pursuant thereto.

(b)     As of the Effective Date, each reference to “Merger Sub” in the BCA shall be hereby deemed to be a reference to “New Merger Sub”.

3.     Exhibits. The parties hereto acknowledge that the “form and substance” of the Lock-Up Agreement and Registration Rights Agreement to be delivered at Closing will be the forms appended as Exhibit A and Exhibit B to the BCA, respectively, amended as necessary to reflect the amendments set out in this Amendment and any such other changes necessary to accurately reflect the specifics of the Transactions.

4.     Assignment. From Effective Date onwards, pursuant to Section 10.4 (Assignment) of the BCA, Assignor hereby transfers, assigns, conveys and delivers unto Assignee any and all right, title and interest of Assignor in, to and under the BCA and any other documents or instruments delivered pursuant thereto, and Assignee hereby accepts such transfer, assignment, conveyance and delivery of the BCA and any other documents or instruments delivered pursuant thereto.

5.     Delegation. Subject to the terms of this Amendment, from the Effective Date onwards, pursuant to Section 10.4 (Assignment) of the BCA:

(a)     Assignor hereby delegates to Assignee any and all liabilities, agreements, obligations, rights and duties of Assignor in, under and arising from the BCA and any other documents or instruments delivered pursuant thereto, and Assignee hereby assumes responsibility for such liabilities, agreements, obligations, rights and duties of Assignor in, under and arising from the BCA and any other documents or instruments delivered pursuant thereto, including without limitation all of Assignor’s outstanding and future obligations, duties and liabilities under the BCA and any other documents or instruments delivered pursuant thereto; and

(b)     each Party hereby (i) consents to the delegation of Assignor’s liabilities, agreements, obligations, rights and duties under the BCA and any other documents or instruments delivered thereto from the Effective Date onwards; (ii) irrevocably and unconditionally releases and discharges Assignor and Merger Sub from any and all liabilities, agreements, obligations, rights and duties required to be performed by Assignor and Merger Sub, as applicable, thereunder, including without limitation liabilities, agreements, obligations, rights and duties that arise following the Effective Date; and (iii) recognizes Assignee as Assignor’s successor in interest in and to all of Assignor’s rights, duties, obligations and liabilities in, to and under the BCA and any other documents or instruments delivered thereto, including without limitation all of Assignor’s outstanding and future obligations, duties and liabilities under such agreement from the Effective Date onwards.

6.     Waiver and Release. Each of the Assignor, SPAC, and Merger Sub, on behalf of itself and its respective officers, directors, equityholders, partners, members, employees, agents, affiliates, representatives, successors and assigns, hereby:

(a)     fully and irrevocably releases, discharges, dismisses and waives any and all claims, rights, causes of action, suits, obligations, debts, demands, arrangements, promises, liabilities, controversies, costs, expenses, fees or damages of any kind (including without limitation through recission or other relief), whether known or unknown, accrued or not accrued, foreseen or unforeseen or matured or not matured (collectively, “Claims”) that any such persons would or could have, or may hereafter have, against the Assignee and its current and future affiliates (including, without limitation, all persons who control the Assignee within the meaning of the Securities Act), and any of their respective officers, directors, stockholders, partners, members, managers, employees, agents, advisors, representatives, successors and assigns arising out of, based upon or relating to any acts or omissions of any of the Assignor, SPAC, and Merger Sub to the extent (and solely to the extent) such acts or omissions both (i) occurred prior to the Effective Date and (ii) related to any breach or alleged breach of the BCA;

(b)     agrees not to assist, solicit or encourage, directly or indirectly, any other person or entity to assert any Claim released, discharged, dismissed or waived pursuant to Section 6(a) above; and

(c)     confirms that it understands the significance of the foregoing waiver and that the Assignee is relying on the foregoing waiver when deciding to enter into this Amendment and would not enter into this Amendment without the foregoing waiver.

7.     Miscellaneous. Sections 10.1 (Trust Account Waiver), 10.3 (Notices), 10.4 (Assignment), 10.7 (Governing Law), 10.8 (Headings; Counterparts) and 10.14 (Jurisdiction; Waiver of Jury Trial) of the BCA are incorporated herein by reference and shall apply, mutatis mutandis, to this Amendment.

8.     Amendments. This Amendment may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties hereto. Any purported amendment by any party or parties hereto effected in a manner which does not comply with this Section 6 shall be null and void, ab initio.

9.     Consent. Each Party hereby agrees that this Amendment shall constitute consent on the part of such Party to assign, delegate and amend, as applicable, the BCA as such consent is required under Sections 10.4 (Assignment) and 10.11 (Amendments) of the BCA.

10.     Reference to and Effect on Agreements; Entire Agreement.

(a)     With respect to addressing or interpreting the BCA after the Effective Date, any references to “this Agreement” in the BCA will mean the BCA as modified by this Amendment. Except as specifically amended by this Amendment, the provisions of the BCA shall remain in full force and effect.

(b)     With respect to addressing or interpreting the BCA prior to the Effective Date, any references to “this Agreement” in the BCA shall mean the BCA that was in effect on April 21, 2025 unamended hereby.

(c)     This Amendment, the BCA (as modified by this Amendment) and the Ancillary Agreements constitute the entire understanding of the Parties and supersedes all prior agreements, undertakings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective representatives thereunto duly authorized as or the date first above written.

ASSIGNOR:	FORBES & MANHATTAN RESOURCES INC.

	By:	/s/ Stan Bharti
Name: Stan Bharti
Title: Director

ASSIGNEE:	2744026 ALBERTA LTD.

	By:	/s/ Michael Binnion
Name: Michael Binnion
Title: President & Chief Executive Officer

SPAC:	PAPAYA GROWTH OPPORTUNITY CORP. I

	By:	/s/ Clay Whitehead
Name: Clay Whitehead
Title: Chief Executive Officer

MERGER SUB:	F&M MERGER SUB 1 INC.

	By:	/s/ Stan Bharti
Name: Stan Bharti
Title: Director